Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the

Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 33-25419, 33-64058 and 333-75256) of Airgas, Inc. of our report dated June 23, 2010, with respect to the statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Airgas, Inc. 401(k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 23, 2010